TEXAS-NEW MEXICO POWER COMPANY	Exhibit 12.3
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(1,000'S)

Line		YTD		Year Ended December 31,
No.		6/30/05	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00
	Fixed charges, as defined by the Securities and Exchange Commission:

1	Interest on Long-term Debt	$12,864	$ 25,855	$ 25,279	$ 18,300	$ 24,001	$ 35,231
2	Amortization of Debt Premium, Discount and Expenses	1,262	2,522	2,781	2,171	2,440	4,954
3	Other Interest	33	308	1,523	1,549	856	529
4	Estimated Interest Factor of Lease Rental Charges	238	357	347	560	879	806

5	Total Fixed Charges	14,397	29,043	29,929	22,580	28,175	41,519
6	Preferred dividend requirements	0	0	0	0	0	38
7	Total Fixed Charges and Preferred dividend requirements	$14,397	$ 29,043	$ 29,929	$ 22,580	$ 28,175	$ 41,557

	Earnings, as defined by the Securities and Exchange Commission:

8	Consolidated Net Earnings from Continuing Operations	$11,807	$ 46,643	$ 25,282	$ 36,131	$ 52,134	$ 41,957
9	Income Taxes	6,340	26,391	13,705	19,166	26,626	22,981
10	Add Fixed Charges as Above	14,397	29,043	29,929	22,580	28,175	41,519
11	Earnings Available for Fixed Charges	$32,544	$102,077	$ 68,916	$ 77,877	$106,935	$106,457
12	Ratio for Earnings to Fixed Charges	2.26	3.51	2.30	3.45	3.80	2.56